Exhibit 99.1

CONTACT:	Retalix Ltd. Hugo Goldman +972-9-776-6677 investors@retalix.com

Avi Naor Appointed as Chairman of Retalix

Eli Gelman, the incoming CEO and President of Amdocs,
will continue to serve on Retalix's Board

Ra’anana, Israel; September 6, 2010 – Retalix® Ltd. (NasdaqGS: RTLX) announced today the appointment of Avi Naor, a member of Retalix's board of directors, to chairman of the board. The appointment follows Eli Gelman's request to step down from the chairman of the board position to carry out his responsibilities as the new CEO and president of Amdocs. Gelman will continue to serve as a member of the board of directors of Retalix. Naor and Gelman are members of the Alpha Group and joined Retalix's board of directors in 2009, when the Alpha Group acquired a 20% share in the company and entered into a shareholder agreement with the FIMI Fund. Naor's appointment will take effect in the first quarter of 2011.

Avi Naor commented, "I am excited by the opportunity to serve as the chairman of the board of directors, which will continue to guide Retalix in the direction outlined by the Alpha Group. Since the Alpha Group joined the Company, we have been implementing our strategy in an orderly and steady manner and are satisfied with the pace and depth of the development. On behalf of Retalix’s board, I would like to thank Eli Gelman for his meaningful leadership and contribution until now. Eli will continue to serve on the board and provide his knowledge, experience and professionalism for the benefit of Retalix. We wish him great success in his new responsibility as CEO and president of Amdocs."

Avi Naor, 62, has fulfilled a series of executive positions at the software giant Amdocs he co-founded, including CEO and president of Amdocs for 7 years until 2002. Mr. Naor took Amdocs through its first IPO in 1998 and subsequent offerings and is credited for Amdocs' growing its revenues tenfold while entering new markets and business lines. In 2002, Mr. Naor retired from his business career to devote himself to social and philanthropic activity. In 1997, he founded the Or Yarok Association, which leads the public agenda in Israel in all that concerns road safety. In addition to serving as the chairman of Or Yarok, Naor established the Ran Naor Foundation, which promotes road safety research.

In 2002, the Naor Family established the Oran Foundation for children and youth at risk, and Mr. Naor is the active chairman of several youth villages, which were founded in order to provide solutions for the special needs of this population. Since 2004, Mr. Naor has served as a member of the board of governors of the Jewish Agency for Israel. Mr. Naor was among the founders of "Hakol Chinuch", an organization for promoting education in Israel, and is a member of its board, as well as that of other social organizations.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.